

August 9, 2011

<u>Via E-Mail</u>
Dwight B. Grizzell
Chief Executive Officer
Mountain National Bancshares, Inc.
300 E. Main St.
Sevierville, TN 37862

> **Re: Mountain National Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 13, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 000-49912**

Dear Mr. Grizzell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   Please revise future filings to provide the information required by Industry Guide 3 of Regulation S-X for all periods required. We note you have included disclosures for certain items for only two fiscal years.

Item 1. Business

Supervision and Regulation

Bank Regulation, page 12

2.   We note that in the fourth quarter of 2010 the OCC informed the bank that, because the OCC does not believe that the bank has fully satisfied the requirements of the formal written agreement, it will be requested to replace the formal written agreement with a consent order. We are unable to locate a Form 8-K regarding this development. Please tell us what consideration you gave to filing Forms 8-K to update your shareholders regarding developments in connection with your agreement with the OCC.

3.   Please revise future filings to provide a more detailed discussion of the actions required by the 2009 written formal agreement with the OCC, including quantification of items where specific goals have been set, such as, for instance, the reduction of criticized loans and the strengthening of the allowance for loan losses. Include this information, the actions management has taken to achieve the goals of the agreement and any future actions required in all subsequent filings until the agreement is satisfied.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 50

4.   Please revise to provide a complete discussion of your underwriting policies and procedures for each loan category. Discuss documentation requirements, loan to value ratios, FICO scores and all other significant criteria considered in deciding to underwrite a loan. Discuss whether or not you have underwritten any hybrid loans; payment option loans; sub-prime loans, including how you define that term; and/or low doc/no doc loans. Discuss whether or not variable rate loans are underwritten at the fully indexed rate and, if not, how you capture the associated risk in the underwriting process. To the extent your underwriting policies and procedures have changed between periods, discuss the changes and ensure that your revisions address all types of loans that you hold at each balance sheet date.

5.   Please revise future filings to clarify how it is possible that approximately 58% of your loan portfolio matures within one year or less. If you are using interest rate reset dates for classification purposes, note that we do not consider interest rate reset dates as loan maturity dates.

Discussion of Financial Condition

Allowance for Loan Losses, page 55

6.   We note the continued deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in nonperforming loans, impaired loans, troubled debt restructuring, provision for loan loss and charge-offs over recent periods. For example, your non-accrual loans as of December 31, 2010 ($53 million) were 32.5% higher than the amount of non-accrual loans at December 31, 2009 ($40 million). During this same time period your allowance decreased approximately 4%. Please revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience and evidence of changes in your overall credit environment with the decrease in your allowance for loan losses.

7.   In discussing the appropriateness of the allowance for loan losses, ensure you discuss the significant increase in non-performing loans and the impact of the change in your appraisal process and how that that affected your provision in 2010.

8.   We note your disclosure on page F-9 regarding the use of historic loss rate migration analysis. Please tell us and revise to discuss how historic loss rates were considered prior to this change and what look back period was used. Also discuss in more detail your current comprehensive historic loss rate migration analysis including the look back period and weighting.

9.   We note your discussion of troubled debt restructurings (TDRs) on page 58. Please tell us and revise future filings to include in tabular format the dollar amount of TDRs in the following categories: total amount, in compliance with modified terms, 30-89 days delinquent, greater than 90 days delinquent and non-accrual and provide a discussion of the changes in each category.

10.   Please revise to provide an expanded discussion of the types of modifications you have made in restructuring loans, including whether or not the terms were at market rate and, if not, whether the borrower would have qualified for market rates. Also discuss, for instance, whether you have restructured loans into A/B tranches and, if so, how you account for each tranche after restructuring. Clarify if you have kept any loans accruing by restructuring them just prior to putting them on non-accrual status and, if so, how you account for them after restructuring.

11.   Please revise to provide an expanded discussion of the appraisal process you follow to value collateral dependent loans. Discuss, for instance, the extent to which management makes adjustments to the appraisals and the types of adjustments made, as appropriate. Also discuss why you believe obtaining appraisals annually is sufficient and timely given that your portfolio relies heavily on the travel and vacation industries; second and vacation homes; construction and development loans and considering the rapid deterioration of your portfolio in general.

12.   We note your statements that "[l]oans that have been restructured and remain on accruing
        status are not included in non-performing assets," that you may "elect to formally
        restructure certain loans to facilitate a repayment plan that minimizes the potential losses,
        if any, that we might incur," and that accruing restructured loans that remain in
        performing status increased from $21.8 million in 2009 to $36 million in 2010. With a
        view towards future disclosure, please tell us whether, since 2009, there have been any
        material changes to your policies for restructuring loans and/or what you consider to be a
        non-performing restructured loan.

Item 9A. Controls and Procedures, page 71

General

13.   You disclose in your Form 10-K that management identified material weaknesses in your
        controls and procedures as of December 31, 2010. Your 10-K and Form 10-Q for the
        quarter ended March 31, 2011 state that these material weaknesses had not been
        remediated as of the end of the applicable period and disclose the measures that you
        implemented during the applicable period to improve your controls and procedures.
        When you refer to remediation of material weaknesses, please provide an estimated
        timetable for remediation and any associated material costs. This comment also applies
        to your Form 10-Q for the quarter ended June 30, 2011.

14.   Please specifically refer to the definitions contained in Rules 13a-15(e) and 15d-15(e) and
        Rules 13a-15(f) and 15d-15(f) when describing whether your disclosure controls and
        procedures and internal controls over financial reporting, respectively, are maintained in
        accordance with the Securities Exchange Act of 1934. This comment also applies to your
        Forms 10-Q.

Changes in Internal Control Over Financial Reporting, page 72

15.   We note the changes to your policies and procedures regarding identifying collateral
        dependent loans and ordering related appraisals in response to internal control
        deficiencies. Considering these control deficiencies directly affect your results of
        operations, tell us and revise future filings, as appropriate, to disclose if management has
        analyzed the impact of these deficiencies on the results of prior periods. If so, tell us and
        disclose what the results of the analysis was and, if not, please explain why the impact on
        prior periods was not considered.

Note 1-Summary of Significant Accounting Policies, page F-6

16.   Please revise to disclose whether management believes that the Allowance for Loan
        Losses (ALL) is "appropriate" at each balance sheet date based on the requirements of
        US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient

for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

Note 3 Loans and Allowance for Loan Losses, page F-22

17.   We note on page that in the third quarter of 2010 you revised the calculation of historical loss experience factor. Please tell us and revise your future filings to disclose the rationale for the change (310-10-50-11B(a)(3); 310-10-50-11B(d))

18.   Regarding your impaired loans individually evaluated for impairment, please tell us and revise your future filings to disclose the following:
   - The accounting for these loans. Refer to ASC 310-10-50-14a(a);
   - The amount of interest income recognized using a cash-basis method on individually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10; and,
   - The amount of interest income that represents the change in present value attributable to the passage of time, or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 10. Directors, Executive Officers and Corporate Governance

Board of Directors

Class I Directors (Term to expire at the 2013 Annual Meeting of Shareholders), page 3

19.   Please provide the full five year business experience for Messrs. Monson and Parker and Ms. Reams as required by Item 401(e) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Paul Cline, Staff Accountant, at (202) 551-3851. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief